CHISOS
2021 Report

Dear investors,

To our investors: If you are not receiving our monthly Chisos Circle newsletter email updates, please get in touch with our team to be added.

2021 Review

First and foremost, thank you for joining us on the journey so far. We're excited to start strong in 2022. In that spirit, we wanted to recap where we've been and where we're going.

A Few Big Wins from 2021

-We launched and closed a $500K+ crowdfunding campaign on WeFunder.
-We raised and deployed a $500k Fund I.
-We've recently opened up our Fund II to accredited investors on Securitize.
-Thousands of people learned about how we're investing directly in individuals via a flurry of positive press mentions on platforms like TechCrunch.
-We welcomed ~12 new founders to our portfolio.
-Two new investment analysts, Zach Schultz and Hannah Rich, joined our team to provide even more support to founders.
-We earned the Diversity in VC certification and re-affirmed our commitment to equitable access to funding.
-We worked with Horizan.vc to bring a version of the CISA to the UK.

What's Next in 2022

2021 was one for the books. Next year is shaping up to bring even brighter horizons. In 2022, we're looking forward to:

-Closing our Fund II raise to scale up and fund more entrepreneurs. Our goal is to make 50-100 investment in 2022.
-Continuing development on our CISA investment management platform.
-Increasing our partnerships and bolstering our portfolio support resources. Our network of partners and resources is one of the things that sets Chisos apart.

We need your help!

Our primary focus is raising investment capital through Fund II and debt capital to continue building the CISA track record. We always need introductions to potential LPs. We also have a portfolio of impressive companies and individuals that are all building their own early-stage companies. All of these founders need assistance in various parts of their business. As an early backer of these companies, their success is our success.

Sincerely,

Stephen Grinalds
Co-founder

William Stringer
Co-Founder & CEO

Our Mission

In 5 years, we hope to see Chisos as the go-to investor for idea-stage and side-hustle founders seeking capital. We also see ourselves as the software infrastructure enabling ISA-based early stage investments across the world. We think ISA-based investment opens an entirely new avenue for founders seeking capital to pursue their entrepreneurial dreams. These projections cannot be guaranteed.

See our full profile



How did we do this year?

Report Card

B-



The Good

Building out sourcing, underwriting and servicing platform for our CISA investments.

Transitioning our ISA servicing to an industry leader.

Multiple portfolio companies raising new rounds of capital



The Bad

Fundraising for Fund II has been slower than anticipated

Initial exploration of SaaS platform paused in order to focus on raising and deploying capital through our funds

We had our very first company wind down at the end of the year.

2021 At a Glance

January 1 to December 31



$6,044 +19X

Revenue



-$640,844

Net Loss



$6,190 [87%]

Short Term Debt



$1,108,902

Raised in 2021



$242,575

Cash on Hand
As of 03/30/22

INCOME　　BALANCE　　NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Chisos develops software and raises funds in order to provide capital to idea- and early stage startups using a new investment approach called a Convertible Income Share Agreement, or CISA - a unique combination of equity and an income share agreement.

In 5 years, we hope to see Chisos as the go-to investor for idea-stage and side-hustle founders seeking capital. We also see ourselves as the software infrastructure enabling ISA-based early stage investments across the world. We think ISA-based investment opens an entirely new avenue for founders seeking capital to pursue their entrepreneurial dreams. As we continue to develop our sourcing, underwriting and servicing products, we see expansion possibilities outside of just entrepreneurs. Makers, creators and sub-pro athletes are also classes of individuals that could benefit from our type of financing. These projections cannot be guaranteed.

Milestones

Chisos LLC was incorporated in the State of Delaware in October 2019.

During 2021, we accomplished the following:

- Launched and closed a $500K+ crowdfunding campaign on WeFunder.

- Raised and deployed a $500k Fund I.

- Recently opened up our Fund II to accredited investors on Securitize.

- Thousands of people learned about how we're investing directly in individuals via a flurry of positive press mentions on platforms like TechCrunch.

- We welcomed ~12 new founders to our portfolio.

- Two new investment analysts, Zach Schultz and Hannah Rich, joined our team to provide even more support to founders.

- We earned the Diversity in VC certification and re-affirmed our commitment to equitable access to funding.

- We worked with Horizan.vc to bring a version of the CISA to the UK. Our portfolio of founders also celebrated some big wins.

- Developed platform with proprietary underwriting algorithm; automated application & diligence process.

Historical Results of Operations

Our company was organized in October 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $6,044 compared to the year ended December 31, 2020, when the Company had revenues of $300. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $389,726, including $309,782 in cash. As of December 31, 2020, the Company had $468,079 in total assets, including $141,822 in cash.

- *Net Loss*. The Company has had net losses of $640,844 and net losses of $136,649 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $1,176,201 for the fiscal year ended December 31, 2021 and $614,323 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,170,011 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Chisos LLC cash in hand is $242,575, as of March 2022. Over the last three months, revenues have averaged $3,592/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,600/month, for an average burn rate of $27,008 per month. Our intent is to be profitable in 24 months.

1) Expenses have come down from the end of 2021 to a more manageable level as we focus on raising and deploying our Fund II. 2) We held a first close of Fund II and have made 10 investments out of fund II, which provides increased revenue through a 1.5% origination fee and a monthly ISA servicing fee.

Revenue growth is completely dependent on how quickly we can raise additional equity or debt capital into Fund II. If we should raise investment capital quickly, fees off of Fund II could reach $5-8k per month over the next 3-6 months. Expenses should be between $25-30k/month for the near

8k per month over the next 3-6 months. Expenses should be between $25-30k/month for the near future.

We are not yet profitable. As an asset manager building out a broader fintech platform, our business is extremely dynamic. As we look to scale up and deploy more capital across our platform, we are projecting profitability in 2024, which would require an additional $1 million of operating capital. On a scaled down level, we could reach profitability at the end of 2022 with lower growth and scaled back expenses.

Personal + friends/family capital in a pinch. We may be able to debt finance some of our CISA assets going forward.

Net Margin: -10,603% **Gross Margin: 100%** **Return on Assets: -164%** **Earnings per Share: -$1,522.19** **Revenue per Employee: $3,022** **Cash to Assets: 79%** **Revenue to Receivables: ~** **Debt Ratio: 302%**

Chisos_Financials_Report_20_and_21_Final.pdf

We ❤ Our 392 Investors

Thank You For Believing In Us

Meredith Webb
Craig J. Vom Lehn
Justin Entrekin
Neryk Davydov
Okwudili C Amaechi
Isaiah Robinson Jr.
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Meenu Sood
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Claire Veuthey
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Jeannie L Stuckey
DOTTY HUDSON
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Terri Menking
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John Taiwo Ojoko
Kirit K Patel
Leonard Wong
Desiree Robertson
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Jaime Matus
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Norman Gregory Adams
Danny Mathis
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Frederick A Browne
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Baron Huntington
Steve Force
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Daniel Hicks
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Donald William Maeder
Charles Reinwald
Melissa Givvines
Larry Wood
Quinn Bauer
Samuel Nwanze
Randolph Thompson
Joel Fontenot
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Brad Kessler
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Shahrukh Panjwani
Bruce Rash
La Monte Wayne Peters
Luria Johnson
Gorav Jain
Calvin Ram
Edgar Arvelo
Samson Dufegha
Samira Anne Salman
Cheree O
William Rumford
Zander Buteux
Jeremy Hanson
Franklin Lowe
Bernie Dulos
William Van Sant
Gary Huckabee
Kraig L Morris
Garrett K Bych
Jeffrey Coleman
Bolaji Badmus
Dev Anand Narsing
Bruce Custer
Patrick Sullivan
Joseph Brooking
Emanuela Caruso
Clay Hicks
Michael Barton
Greg Briggs
Derrick Klocke
Melvin Harrison
Martin Nwosu
Usha PATEL
Harshkumar Patel
Scott ITTERSAGEN
Khris Persaud
Steve Zwicker
David Bates
Ryan Mueller
Andrew Collins
Pradeep Puri
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Jolette Wine
Luke O. Nwizu
Carol Keller
Joe Sanders
Drew Boehmer
Igor Anosin
Tanner Brown
William Johnson, IV
Arpan Soparkar

Thank You!

From the Chisos Team





William Stringer
Co-Founder & CEO

Stephen Grinalds
Co-Founder & CTO



Ken Aseme
CFO

Financial services professional & qualified accountant w/ vast experience working in senior finance roles, alternative investment management, fund finance, structured finance, & commercial/consumer banking strategy.





Emmanuel de Boucaud

Capital Finance & Strategy

Software and Venture Capital executive w/ 20 years of successful corporate & business development, fundraising, M&A, P&L experience, as well as operational Startup, board & advisory roles.





Claire Veuthey
Ecosystem and Partnerships

ESG & Impact investing specialist leading business development, investment processes, fundraising efforts, & GTM strategy & execution.





Kinsey Sullivan Wolf
CMO

Startup marketing strategist specializing in mission-driven companies. Former in-house FinTech marketing lead. BBA from UNC-Chapel Hill.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
William Stringer	CEO @ Chisos LLC	2019
Stephen Grinalds	CTO @ Chisos LLC	2020

Officers

OFFICER	TITLE	JOINED
William Stringer	CEO	2019
Stephen Grinalds	CTO	2020

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Stephen Grinalds	180,000 Common Units	45.0%

William Stringer	220,000 Common Units	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$62,500		Regulation D, Rule 506(c)
12/2020	$5,000		Regulation D, Rule 506(c)
12/2020	$20,000		Regulation D, Rule 506(c)
12/2020	$150,000		Regulation D, Rule 506(c)
12/2020	$100,000		Regulation D, Rule 506(c)
12/2020	$117,500		Regulation D, Rule 506(c)
12/2020	$95,000		Regulation D, Rule 506(c)
09/2021	$10,000		Regulation D, Rule 506(b)
10/2021	$513,902		4(a)(6)
10/2021	$20,000		Regulation D, Rule 506(b)
11/2021	$15,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2020	$62,500	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$5,000	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$20,000	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$150,000	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$100,000	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$117,500	6.0%	10.0%	$10,000,000	03/31/2023
12/31/2020	$95,000	6.0%	10.0%	$10,000,000	03/31/2023
09/03/2021	$10,000	6.0%	10.0%	$15,000,000	03/31/2023
10/27/2021	$20,000	6.0%	10.0%	$15,000,000	03/31/2023
11/18/2021	$15,000	6.0%	10.0%	$15,000,000	03/31/2023

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	400,000	400,000	Yes
Incentive Units	60,000	21,850	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

As a portion of the Company's revenues rely on the profitability of Chisos Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies. The Chisos Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in Founders and their early stage companies using Convertible Income Share Agreements. "Founders" or "Entrepreneurs" are the individuals who enter into a Convertible Income Share Agreement with Chisos. As part of each Convertible Income Share Agreement investment, Chisos will hold equity in an early stage company (a "Portfolio Company"). Although early-stage investments offer the opportunity for significant capital gains, they also involve a high degree of business and financial risk. The market for securities of such companies may be extremely volatile and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future. Furthermore, the possibility that a Portfolio Company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Chisos Funds and, consequently, the revenues of the Company.

There is a risk that we might be deemed an investment company under the Investment Company Act of 1940, as amended. If we are deemed to be an investment company under such Act we would become subject to a host of regulations and filing requirements that would be extremely burdensome upon our company and would negatively affect our financial condition, operations and prospects. We expect to acquire only controlling interests in the subsidiaries that we operate. If, however, for any reason, we acquire less than a controlling interest and 40% or more of our assets are deemed to be investments in investment securities, then we may be deemed an investment company under such Act.

Recharacterization of CISAs as Loans or Extensions of Credit. The treatment of CISAs under both federal and state is currently unclear. If the CISAs were to be recharacterized as loans or extensions of credit by courts or regulators, such recharacterization could adversely affect the value of Chisos' business.

There have been a number of cases that examine whether an instrument is a loan or another type of transaction. Courts look to the following non-dispositive factors, among others: (i) parties' intent; (ii) whether the contract contemplates the absolute repayment of an advance of money or contemplates completion of performance; (iii) whether there are monthly or periodic payments; (iv) whether interest accrues; (v) whether there is shared risk and reward/whether the party extending capital risks the loss of capital advanced; and (vi) the language of the contract. Other factors can include: (i) the relationship of the parties; (ii) prior unsuccessful attempts by the consumer to obtain a loan; (iii) the sophistication and circumstances of the parties; (iv) the lack of legal counsel; and (v) for option contracts, whether there is a unilateral, irrevocable agreement, e.g. an agreement where one party contracts to sell the subject asset to another on specific terms at a specific time, where the option holder can exercise the purchase option at any time under the agreement. Given the numerous factors that the CISAs appear to meet which support finding a non-credit transaction (whether an investment plan or option contract), Chisos believes it has a reasonable basis to support a conclusion that the CISA is not a loan or an extension of credit. However, if the CISAs were determined to be a loan or extension of credit, pursuant to the factors described above, Chisos would become subject to numerous additional regulatory requirements.

Assumption of Business, Terrorism and Catastrophe Risks. Chisos may be subject to the risk of loss arising from exposure that it may incur, indirectly, due to the occurrence of various events, including, without limitation, hurricanes, earthquakes, and other natural disasters, terrorism and other catastrophic events. These risks of loss can be substantial and could have a material adverse effect on Chisos and the Members' ownership of Units.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any management fee income and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Chisos Fund launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as investment adviser registration requirements, laws and regulations and we expect these costs to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the Chisos Funds or the Portfolio Companies. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations

The underlying CISA investments are risky and could perform worse than expected, making it difficult to attract and deploy additional capital in to future CISA investments.

Chisos may be unable to attract investment capital to continue making CISA investments in early-stage entrepreneurs, which could negatively impact revenue and/or profitability

Epidemics, Pandemics and Other Health Risks. Many countries have experienced infectious illnesses in recent decades, including swine flu, avian influenza, SARS and 2019-nCoV (the "Coronavirus"). In December 2019, an initial outbreak of the Coronavirus was reported and, since then, a large and growing number of cases have been confirmed around the world. The Coronavirus outbreak has resulted in numerous deaths and the imposition of both local and more widespread "work from home" and other quarantine measures, border closures and other travel restrictions causing social unrest and commercial disruption on a global scale. The World Health Organization has declared the Coronavirus outbreak a pandemic.

The ongoing spread of the Coronavirus has had and will continue to have a material adverse impact on local economies in the affected jurisdictions and also on the global economy as cross-border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The operations of Chisos may be adversely impacted, including through quarantine measures and travel restrictions imposed on their personnel or service providers based around the world, and any related health issues of such personnel or service providers. Any of the foregoing events could materially and adversely affect Chisos' ability to operate its business. Similar consequences could arise with respect to other comparable infectious diseases.

Importance of General Economic Conditions. Overall market, industry or economic conditions, which the Managing Member cannot predict or control, may have a material effect on performance.

Convertible Income Share Agreements ("CISA") are a new investment strategy. CISA instruments are new and combine aspects of income share agreements with aspects of convertible equity in early-stage businesses. The income share agreement concept originated with college education to provide students a way to pay for their education without utilizing traditional funding methods. In 2016, Purdue University launched a fund offering college seniors an opportunity to fund their education with income share agreements. Since then, certain universities have endorsed the use of income share agreements. Income Share Agreements are a flexible payback mechanism that determines payback amounts based on the gross annual income levels of the holder of the agreement.

CISAs may be subject to state law regulation. As a general matter, courts and licensed authorities have not made a definitive determination as to whether income sharing agreements are loans or credit for the purposes of state licensing statues and state usury statues. The argument could be made that CISAs should not be considered loans as there is no unconditional payment obligation, but there is the possibility that courts and other regulatory authorities could deem CISAs to be so. Such interpretation could add compliance obligations on the part of Chisos that could lead to termination of business and incur losses.

Licensing Requirements. Although Chisos believes it is not required to obtain any licenses or permits from governmental authorities in connection with its acquisition, ownership and servicing of CISAs, it is possible in the future, federal, state or local governments may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of CISAs. These licenses and approvals could be costly and take several months or longer to obtain, during which period Chisos may be required to abstain from conducting business in the relevant jurisdiction or jurisdictions, which could have a material adverse effect on Chisos' business until the requisite licenses and approvals were obtained. In addition, if licenses and approvals are required and then obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to consumer finance generally.

Potential for Changes in Tax and Regulatory Requirements. The Fund must comply with various legal requirements, including those imposed by tax laws. From time to time, but especially recently in light of the decline in state and local governmental revenues, legislators and officials have proposed changes in tax laws, or in the administration of such laws. It is not possible to determine with certainty the likelihood of possible changes in tax laws or in the administration of such law. Some changes, if adopted, could have a materially adverse effect on Chisos' financial results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Equity Securities calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $15,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Chisos LLC
- Delaware Limited Liability Company
- Organized October 2019
- 2 employees

938 Lincoln Blvd
Santa Monica CA 90403

https://www.chisos.io/

Business Description

Refer to the Chisos profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Chisos has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.